Scudder RREEF Real Estate Securities Fund

Item 77D (g): At the April 2004 Board meeting, the Board of Directors of Scudder RREEF Real Estate Securities Fund approved changing the investment strategy of the fund by increasing the number of REITs in which the fund can invest.